Bad Toys Holdings, Inc.

2344 Woodridge Avenue

Kingsport, Tennessee 37664

Phone (423) 247-9560 • Fax (423) 247-7629

October 25, 2006

VIA EDGAR AND FACSIMILE: (202) 772-9209

Mr. David R. Humphrey

Branch Chief - Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Bad Toys Holdings, Inc.

Form 10-KSB for the year ended December 31, 2005

Filed March 31, 2006

File No.: 333-50059

Form 10-KSB/A for the year ended December 31, 2005

Filed April 6, 2006

File No.: 000-50059

Form 8-K dated February 4, 2005

Filed February 9, 2005

File No.: 000-50059

Dear Mr. Humphrey:

On behalf of Bad Toys Holdings, Inc. (the “Company”), this letter responds to the comments you provided by letter dated July 13, 2006 regarding the Company’s Annual Report on Form 10-KSB (the “Annual Report”). This letter also responds to the comments you provided in our telephone call of August 15, 2006, wherein you provided additional comments on certain accounting policies and procedures employed by the Company. Please be advised that, concurrent with this response, the Company filed Amendment No. 2 to its Annual Report, which incorporates, to the extent applicable, our responses set forth below. A courtesy copy of the filing is enclosed herewith, together with a redline comparison to the Annual Report on Form 10-KSB/A filed April 6, 2006.

Your comments are set forth below in italics, and each comment is followed by the Company’s response.

Form 10-KSB For the Fiscal Year Ended December 31, 2005

Item 6- Management Discussion and Analysis or Plan of Operations

Liquidity and Capital Resources, page 36

1.	Your disclosures indicate that you have commenced the negotiations to secure a $10,000,000 asset based line of credit. As such, please expand your disclosures to discuss the potential consequences to your business if (for whatever reason) you are unable to successfully obtain this credit line. For example, explain how you plan to service your indebtedness to the IRS and GE Capital.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 36 of the Annual Report.

Critical Accounting Policies, Page 3

2.	Your critical accounting policy disclosure should not duplicate the accounting policy disclosures in the notes to the financial statements. Instead, your critical accounting policy disclosure should address specifically why your accounting estimates or assumptions bear the risk of change (e.g., uncertainty attached to the estimate or assumption, difficulty in measuring or valuing) and, to the extent material, such factors as how you arrived at the estimates, how accurate the estimates/assumptions have been in the past, For example, you should expand on your disclosure in the Critical Accounting Policies section of MD&A to give the reader an understanding of the type of uncertainties that are in place during your revenue recognition process and how you ensure that those uncertainties are mitigated before recognizing any revenues. Please refer to the guidance in Section V of FR-72 (Release No. 33-8350).

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 38 of the Annual Report.

Item 7- Financial Statements

Report of Independent Registered Public Accounting Firm

3.	The last paragraph of the audit report should refer to generally accepted accounting principles, not standards. Please revise.

The Company’s auditor has issued a revised opinion in accordance with the Staff’s comment. Please see page 49 of the Annual Report.

Consolidated Balance Sheets

4.	We note an increase of approximately $7 million to the provision for doubtful accounts. Due to the significance of this increase, please tell us and disclose in MD&A the reason and nature of the increase to your provision for doubtful accounts. Be detailed and concise in your response.

Effective December 1, 2004, the Company acquired one hundred percent (100%) of the issued and outstanding capital stock of Southland Health Services, Inc. The agreement was amended February 2, 2005. The Company accounted for this transaction under the purchase method of accounting. As such, the financial statements of Southland Health Services, Inc. for the period of December 1, 2004 through December 31, 2004 are included in our consolidated financial statements for the year ended December 31, 2004. Our Consolidated Statement of Income for the year ended December 31, 2004 reflects a balance of $2,181,450 in our provision for doubtful accounts and captures only one month of Southland Health Services, Inc.’s financial results, compared to a balance of $9,359,446 for the year ended December 31, 2005, which reflects twelve months of Southland Health Services, Inc.’s financial results. The $7,177,996 difference is attributable to our Consolidated Statement of Income for the year ended December 31, 2004 only including one month of operations, as compared to twelve months of operations reflected in our Consolidated Statement of Income for the year ended December 31, 2005. In 2004, the Company also wrote-off certain accounts receivable which were determined to be uncollectible and revised its allowance for doubtful accounts accordingly.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 35 of the Annual Report.

Note 1- Significant Accounting Policies

5.	Please revise your Note 1 to financial statements to discuss your revenue recognition policy. In this regard, it is unclear how you have determined that collectibility is reasonably assured. Based on your disclosure, such as that found on the bottom of page 17 with respect to your post-service collection efforts, it appears you may need to reduce your revenues by the estimated amount of discounts applicable to Medicare, Medicaid and other third-party payers. Refer to SAB 101 and SAB 104 for guidance.

The Company has revised Note 1 to its financial statements for the year ended December 31, 2005 to include a detailed discussion of its revenue recognition policy. As detailed in Note 1 of our financial statements included in the Annual Report, the Company records its revenues and accounts receivable net of contractual allowances from third party payors. Accordingly, the revenues reflected in our financial statements have already been reduced by amounts applicable to Medicare, Medicaid and other third-party payors. Therefore, at this time, we do not believe any further adjustments or modifications to our financial statements are necessary.

Management believes this revenue recognition policy is in compliance with generally accepted accounting principles. The following is a summary of the accounting pronouncements which the Company believes supports its current revenue recognition policy.

Revenue Recognition.

Revenue recognition was brought to our attention during conference calls with yourself and Mr. Migone since our receipt of the comment letter. Management believes it has been and continues to follow GAAP and the GAAP hierarchy in the reporting of revenue. The Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin’s 101 and 104 and the AICPA originally issue the Audit and Accounting Guide: Health Care Organizations in 1996. Management is currently evaluating the current positions of the Accounting Standards Executive Committee (AcSec) and the SEC regarding revenue recognition and accounts receivable.

The AcSec is reviewing revenue recognition policy as it relates to the Health Care Organizations but it has not yet amended the AICPA Audit and Accounting Guide: Health Care Organizations (HC Guide). The AcSec Update is a publication of the AcSec and the Accounting Standards Team of the AICPA reporting on meetings of the AcSec. The January 2006 issue reported on the November 15-16, 2005 meeting. At this meeting, the AcSEC reviewed Chapter 10, “Revenues, Expenses, Gains and Losses” of the proposed revised HC Guide. The AcSec suggested “the Task Force further modify the proposed guidance on revenue recognition criteria in accordance with the existing accounting framework (as opposed to the guidance found in SAB 104)” The Summer 2006 issue reported that “Revenues, Expenses, Gains, and Losses of the proposed HC Guide and recommended that the principle that collectibility should be reasonably assured before revenue may be recognized be applied to the health care organizations. In addition, those health care entities that are SEC registrants, should consider revenue recognition guidelines found in SAB 104” The Company is considering these guidelines—as well as industry practices.

Upon the adoption of changes to revenue recognition, the new policy would have no impact on operating income or net income. It would essentially reduce gross revenue by a portion of the provision for bad debts related to private pay patients and the provision for bad debts would also decrease by the same amount. This would increase our net operating income as a percentage of gross revenues.

Revenue recognition of the company currently:

The Company recognizes medical transportation and related service fees when services are provided and records the same net of discounts applicable to Medicare, Medicaid and other third party payors. These contractual discounts are reflected as reductions to revenue in the Company’s consolidated statement of income. The Company estimates the potential uncollectibility of amounts billed to other payors based on historical collection data and historical write-off activity within each jurisdiction. Using collection data in our billing system, we estimate the percentage of gross medical transportation and related services fees that will not be collected and record provisions for both discounts and doubtful accounts. The portion of the provision allocated to discounts is based on historical write-offs relating to such discounts as a percentage of the related gross revenue recognized. The ratio is then applied to current period gross medical transportation and related services fees to determine the portion of the provision that will be recorded as a reduction of revenue. The remaining amount is recorded as a provision for doubtful accounts. If the historical data used to calculate these estimates does not properly reflect the ultimate collectibility of the current revenue stream, revenue could be overstated or understated.

Paragraph 83 of Statement of Financial Accounting Concepts No. 5 (“Con. 5”) provides that revenues are not recognized until they are “realized or realizable” and earned. Paragraph 83(a) of Con. 5 states that “revenues. . . are realized when products (goods or services). . . are exchanged for cash or claims to cash.” Paragraph 83(b) of Con. 5 provides that “revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues.” Upon completion of a medical transport, the Company believes that it is appropriate to recognize the revenue associated with the transport because the rendered service has been converted to a claim to cash, i.e., an account receivable. The Company then records provisions for both discounts and doubtful accounts in accordance with historical collection data and historical write-off activity within each jurisdiction.

The Company believes this is consistent with Paragraph 22 of SFAS No. 5 which provides that “[l]osses from uncollectible receivables shall be accrued when both conditions in paragraph 8 are satisfied.” Paragraph 8 of SFAS 5 states that an “estimated loss. . .shall be accrued by a charge to income if [it is] probable that an asset has been impaired…and the amount of the liability can be reasonably estimated.” As discussed above, the Company records provisions for both discounts and doubtful accounts in accordance with historical collection data and historical write-off activity within each jurisdiction.

Furthermore, although Staff Accounting Bulletin 104 provides that revenue should not be recognized until collectibility is reasonably assured, footnote 50 to Con. 5 provides that “realized and realizable are used in the Board’s conceptual framework in precise senses, focusing on conversion or convertibility of noncash assets into cash or claims to cash.” As discussed above, upon completion of a medical transport, the Company believes that it is appropriate to recognize the revenue associated with the transport because the rendered service has been converted to a claim to cash, i.e., an account receivable. In light of this, management believes that the Company’s current revenue recognition policy is in compliance with the authoritative standards of GAAP. However, the Company is evaluating the new changes recommended by the AcSec Board and industry practices.

As supplemental information to our billing and collection process, please note that approximately fifty (50%) percent of our call volume is from 911 dispatch centers. In many instances, we may initially bill the patient directly. Through our collection process we contact the hospitals and patient’s doctor to determine if the patient has any coverage under Medicare, Medicaid or commercial insurance. If one of these sources is available, we forward the invoice for the transport service to the appropriate third party. Modifications of our revenue recognition policy would impact the matching of our revenues and expenses. Significant costs incurred for study and analysis would be required to make a change in our accounting methods or estimates, should it be determined this is necessary.

Note 8- Acquisitions

6.	We note that you acquired the stock of Southland Health Services on February 5, 2005, with an “effective date” of December 1, 2004, and that you reflected this acquisition in your 2004 audited financial statements. However, pursuant to paragraph 48 of SFAS 141, a designated date for an acquisition should only be given effect for accounting purposes if effective control is transferred to the acquiring entity. In your stock purchase agreement with the former owners of Southland Health Services, there are conditions of closing with respect to, among other things, satisfactory financing and absence of a material adverse change in the business of Southland Health Services. The existence of these conditions appears to have precluded the transfer of effective control until the closing on February 5, 2005. Accordingly, please amend your 2004 financial statements to exclude the acquisition of Southland Health Services and include appropriate disclosure of such acquisition as a subsequent event

The Company executed a binding letter of intent on December 1, 2004 whereby the Company agreed to acquire one hundred percent (100%) of the issued and outstanding capital stock of Southland Health Services, Inc. (“Southland Health Services”) as reported on Form 8-K filed by the Company on December 7, 2004. The letter of intent contemplated a December 31, 2004 closing. On December 26, 2004, the Company executed that certain Capital Stock Purchase Agreement between the Company, Glenn Crawford, Joseph Cerone and Joseph Donavan, whereby the Company agreed to acquire one hundred percent (100%) of the issued and outstanding capital stock of Southland Health Services (the “Stock Purchase Agreement”). The Stock Purchase Agreement provided that, regardless of when closing occurred, the transaction would be effective as of December 1, 2004 and that the shares would be transferred effective as of December 1, 2004. (Section 1.4 of the Stock Purchase Agreement). In consideration for the shares, the Stock Purchase Agreement provided that the Company would deliver to the selling shareholders (i) One Million Three Hundred Eighty Thousand and No/Dollars ($1,380,000) in the form of a cashier’s check (or otherwise immediately available funds) within thirty days (30) days of closing; (ii) an Interest Bearing Installment Promissory Note in the principal amount of Three Million Eight Hundred Eight Thousand and No/Dollars ($3,808,000) within thirty days (30) days of closing; (iii) Two Million Seven Hundred Sixty Thousand (2,760,000) shares of the Company’s restricted common stock, with a guaranteed value of $1.00 per share; and (iv) Two Million Three Hundred Thousand (2,300,000) stock warrants to purchase the Company’s restricted common stock at an exercise price of $.50 per share, with a guaranteed value of $1.50 per share. The cash and debt consideration to be delivered by the Company pursuant to the Stock Purchase Agreement was not due until thirty (30) days after closing.

Supplemental information to this matter, Paragraph 59 of SFAS 141 provides, in pertinent part a definition of initiated as, “A plan of combination is initiated on the earlier of (1) the date that the major terms of a plan, including the ratio of exchange of stock, are announced publicly or otherwise formally made known to the stockholders of any one of the combining companies or (2) the date that stockholders of a combining company are notified in writing of an exchange offer. Therefore, a plan of combination is initiated even though consummation is subject to the approval of stockholders or others”(emphasis added) Under the instant facts, the selling shareholders signed the Binding Letter of Intent on December 1, 2004, thus having notice of the combination and the acquiring shareholders received notice via a press release issued on December 2, 2004. Under the instant facts, the Company initiated its acquisition of Southland Health Services on December 1, 2004 and executed the Stock Purchase Agreement on December 26, 2004. Subsequently, the parties executed the Amendment on February 2, 2005, due to misrepresentations of the sellers discovered in January 2005. Pursuant to Section 1.4 of the Stock Purchase Agreement, the parties designated December 1, 2004 as the effective date of the transaction (the “Effective Date”). As described in our prior correspondence, Section 1.4 of the Stock Purchase Agreement provided that, regardless of when closing occurred, the transaction would be effective as of December 1, 2004 and that the shares of the acquired entity would be transferred effective as of December 1, 2004 to the Company.

Furthermore, paragraph 48 of FASB SFAS 141 provides that “[t]he designated date should ordinarily be the acquisition date for accounting purposes only if a written agreement provides that effective control of the acquired entity is transferred to the acquiring entity without restriction except for those required to protect the shareholders or other owners of the acquired entity.” Supplemental information, Paragraph 18 of the Exposure Draft of the Proposed SFAS Business Combinations a replacement of FASB Statement No. 141 dated June 30, 2005, provides that “all pertinent facts and circumstances surrounding a business combination shall be considered in assessing when the acquirer has obtained control of the acquiree.” This document also defines control in paragraph 3.(f) as, “ Control has the meaning of controlling financial interest in paragraph 7 of Proposed Statement of Financial Accounting Standards, Consolidated Financial Statements, Including Accounting and Reporting of Noncontrolling Interests in Subsidiaries a replacement for ARB No. 51 dated June 30, 2005.” The referenced document states, “The usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one company, directly or indirectly, of more than 50 percent of the outstanding voting shares of another company is a condition pointing toward consolidation.” Paragraph B115 of SFAS 141 provides further that “control is provided by means of the acquiring enterprise’s ability to direct policies and management of the acquired entity.” Since Section 3 of the letter of intent and Sections 1.4 and 5.5 of the Stock Purchase Agreement restricted the selling shareholders from taking any action outside of the ordinary course of business without the written consent of the Company, the Company had the ability to direct the policies and management of the acquired entity. Therefore, since Southland Health Services, Inc. could only conduct its business in the ordinary course, Southland Health Services, Inc. transferred effective control as of December 1, 2004, pursuant to section 1.4 of the Stock Purchase Agreement. In addition, Section 1.4 transferred the ownership of 100% of the outstanding common stock of Southland Health Services, Inc. to the Company effective as of December 1, 2004 evidencing control as defined above. In all matters of control, the company has met the criteria under the authoritative accounting guidelines.

Upon execution of the Stock Purchase Agreement, the Company began negotiating on Southland Health Services’ behalf with both the Internal Revenue Service and General Electric Capital regarding the outstanding debt obligations with these institutions. In furtherance of the same, on December 28, 2004, the Company executed a term sheet with CapitalSource Finance, LLC to secure a $10,000,000 loan to refinance these obligations, as well as provide working capital for the Company and Southland Health Services. The Company also hired Marman and Associates, a certified public accounting firm to assist Southland Health Services with all year end accounting adjustments/entries. Finally, Mr. Lunan, majority shareholder of the Company and President of Southland Health Services, executed the management representation letter delivered to the Company’s auditor, Pollard-Kelley Auditing Services, Inc., in connection with audit of Southland Health Service’s financial statements for the year ended December 31, 2004.

In January 2005, due to misrepresentations by the selling shareholders regarding Southland Health Services’ liability to the Internal Revenue Service for unpaid employment withholding taxes, the parties restructured the consideration due under the Stock Purchase Agreement. As discussed above, the cash and debt consideration to be delivered by the Company pursuant to the Stock Purchase Agreement was not due until thirty (30) days after closing. Accordingly, the purchase price for the shares was paid, in full, as follows: (a) the issuance by the Company of three interest bearing promissory notes, with an aggregate original principal balance of Three Million Four Hundred Four Thousand and No/Dollars ($3,404,000), (b) the issuance by the Company of One Million Eight Hundred Forty Thousand (1,840,000) shares of its restricted common stock, and (c) the issuance by the Company of Two Million Three Hundred Thousand (2,300,000) stock warrants to purchase the Company’s restricted common stock at an exercise price of $.50 per share. Furthermore, as a result of the aforementioned misrepresentations, the Company required that the selling shareholders and Southland Health Services terminate all employment agreements between Southland Health Services (and all subsidiaries of Southland Health Services) and its employees. (See Section 5.6 of the Amendment). On February 2, 2005, the Company required, and the parties executed, the First Amendment to the Capital Stock Purchase Agreement (the “Amendment”) reflecting the modified terms of the parties agreement.

Finally, paragraph M, Effective Date of a Business Combination, Division of Corporation Finance Current Accounting and Disclosure Issues, August 31, 2001, provides, in pertinent part, that “the staff will challenge designation of a date different than the date consideration is exchanged for the business if the acquisition is accounted for as if it took place more than one fiscal quarter before or after the date the transaction is consummated.” (emphasis added). This language implies that the staff will allow an issuer to designate a date other than the date consideration is exchanged as long as the acquisition is not accounted for in a period more than one fiscal quarter before the date the transaction is consummated. The Company took effective control of Southland Health Services, Inc. upon execution of the Stock Purchase Agreement; and, therefore, believes its recording of the transaction in the fourth quarter of 2004 as of the Effective Date is within the guidelines set forth in paragraph M and SFAS 141. Consideration was exchanged with the execution of the Capital Stock Purchase Agreement dated December 26, 2004, but effective December 1, 2004 as evidenced by the payment of Southland Health Services’ liabilities by Bad Toys Holdings, Inc. and the transfer of the common stock of Southland effective as of December 1, 2004 as set forth in the Stock Purchase Agreement and the obligation to issue the common stock and notes from Bad Toys Holdings, Inc. to the sellers. Furthermore, even if the Commission takes the position that the transaction was consummated on February 2, 2006, the Company accounted for the acquisition in the quarter immediately preceding the date in which the transaction was consummated, which is within the guidelines set forth in paragraph M and SFAS 141. Since, under either scenario, the Effective Date of the transaction is not more than one quarter before the date the transaction was consummated, the Staff should allow the designated Effective Date.

Purchase adjustment for the acquisition of Southland Health Services, Inc.

In a telephone call with the Staff on August 15, 2006, the Staff requested additional information regarding certain purchase adjustments in the amounts due to the selling shareholders of Southland Health Services, Inc. resulting from misrepresentations by those selling shareholders. The following is a summary of the facts and accounting pronouncements supporting the Company’s treatment of these events.

APB Opinion No. 10 provides, in part, that “[i]t is a general principal of accounting that the offsetting of assets and liabilities in the balance sheet is improper except where a right of setoff exists.” A right of setoff is defined by FASB Interpretation No. 39 (“FIN 39”) as “a debtor’s legal right, by contract or otherwise, to discharge all or a portion of the debt owed to another party by applying against the debt an amount that the other party owes to the debtor.” Further, paragraph 5 of FIN 39 states that a right of setoff exists when all of the following conditions are met: (a) each of the parties owes the other determinable amounts; (b) the reporting party has the right to set off the amount owed with the amount owed by the other party; (c) the reporting party intends to set off; and (d) the right of set off is enforceable by law.

The Capital Stock Purchase Agreement among Glenn Crawford, Joseph Cerone, Joseph Donavan, Southland Health Services, Inc. and the Company (the “Stock Purchase Agreement”) includes a provision which provides that the Company shall be indemnified from and against any damages or losses which it may suffer or incur as a result of any misrepresentation, breach of warranty, or misrepresentation in, or omission from, any schedule to the Stock Purchase Agreement. In addition, the Stock Purchase Agreement provides for set-off related to any Loss (as defined in the Stock Purchase Agreement), and any other amounts due to Crawford, Cerone, or Donavan.

After the transaction occurred, the Company discovered that the sellers had, in fact, made a number of misrepresentations about the financial condition of the business. Specifically, in the September 30, 2004 financial statements, the sellers represented to the Company that Southland Health Services, Inc. had net income of $2,435,800 through September 30, 2004. In addition, Southland Health

Services, Inc. was forecasted to earn an additional $900,000 in the fourth quarter for a total of $3.3 million in net income for 2004. After purchasing Southland Health Services, Inc., the Company audited the financial statements and discovered that the representations contained in the September 30, 2004 financial statements were false. In actual fact, Southland Health Services, Inc. suffered a loss for 2004 in an amount in excess of $2.7 million, a $6 million difference from the forecast of $3.3 million in net income.

Among other things, the sellers failed to (i) report bad debts; (ii) disclose additional unpaid state and federal withholding taxes; (iii) disclose that pending lawsuits were not covered by insurance; and (iv) disclose an active investigation by the State of Mississippi. As a result of the audit, the Company also discovered Southland Health Services, Inc. carried assets on its books that should have been written off and reported as assets pre-paid deposits that did not exist.

Pursuant to the Stock Purchase Agreement, the sellers represented to the Company that all financial statements delivered to the Company reflected all known liabilities, including all contingent liabilities, as of the respective dates set forth in the Stock Purchase Agreement, and further represented that the financial statements fairly presented the financial position of Southland Health Services, Inc. and its subsidiaries (on a combined basis) as of the date(s) indicated.

As a result of such misrepresentations for failure to state known liabilities, the Company has made a purchase adjustment in the amounts due to the selling shareholders. However, the overall consideration that the Company paid to acquire Southland Health Services, Inc. remained the same. The purchase adjustment was completed to reflect the additional liabilities of Southland Health Services, Inc. in the application of the calculated purchase price.

If it were to be determined that the effective date of the business combination of Bad Toys Holdings, Inc. and Southland Health Services, Inc. would be a date other than December 1, 2004 and after the year ended December 31, 2004, the reporting of the transaction would still fall under GAAP guidelines. The amendment to the Capital Stock Purchase Agreement occurred on February 2, 2005. This date is after December 31, 2004, the end of the reporting period, but before the issuance of the Financial Statements. The transaction would be considered a material subsequent event for the December 31, 2004 reporting period. Paragraph 5 of AU Section 560: Subsequent Events and paragraph 11 of FASB SFAS No. 5: Accounting for Contingencies provide that events which may not have existed at the balance sheet date being reported on but arose subsequent to that date should not result in adjustment to the financial statements. However, the event is of such a nature that disclosure of them is required to keep the financial statements from being misleading. A significant event is to be disclosed by supplementing the historical financial statements with pro forma financial data giving effect to the event as if it had occurred on the date of the balance sheet. It is desirable to present pro forma statements, usually a balance sheet only, in columnar form on the face of the historical statements. The end result of these GAAP requirements should a different effective date be selected, would be for us to report the current December 31, 2004 balance sheet exactly as it is, but, in a pro forma column on the face of the historical statements.

Based on the facts and circumstances described above, we believe it is unnecessary or to modify or amend our financial statements for the year ended December 31, 2004.

7.	Please revise to include all of the disclosures required by paragraphs 51 through 57 of SFAS 141 Additionally, please expand your disclosures to include all significant details for each of your acquisitions.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 35 of the Annual Report and Note 8 to Notes to Financial Statements for the years ended December 31, 2004 and 2005.

8.	Further, based on the disclosures on page 3 of your capital stock purchase agreement with Southland Health Services, it appears that you issued warrants to the sellers to acquire 2,300,000 shares of your common stock. However, you do not discuss this issuance in the notes to your financial statements. Further, based on the exercise price of $.50 cents per share and a guarantee the that seller will receive no less than $1.50 per share as to 40% of the warrant shares pursuant to a qualified sale, it appears that these warrants have an intrinsic value at the date of issuance. As such, please tell us and revise your financials statements to disclose how you accounted for these warrants.

Effective December 1, 2004, the Company purchased one hundred percent (100%) of the issued and outstanding shares of capital stock of Southland Health Services, Inc., from Glenn Crawford, Joseph Cerone, and Joseph Donavan (the “Southland Capital Stock”). The purchase price for the Southland Capital Stock was $5,271,600 and was paid, in full, as follows: (a) the issuance by the Company of three interest bearing promissory notes, with an aggregate original principal balance of $3,404,000, (b) the issuance by the Company of 1,840,000 shares of its restricted common stock, and (c) the issuance by the Company of Two Million Three Hundred Thousand (2,300,000) stock warrants to purchase the Company’s restricted common stock at an exercise price of $.50 per share. The warrants to purchase shares of the Company’s common stock were recorded on the financial statements at $0.50 per warrant.

Note 9- Legal

9.	Please revise note 9 to indicate the likelihood of an adverse outcome and give an estimate of the amount or range of loss or possible loss, or state that such an estimate cannot be made, as appropriate. See paragraph 10 of SFAS 5 for guidance.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see pages 31 and 32 of the Annual Report and Note 9 to Notes to Financial Statements for the years ended December 31, 2004 and 2005.

Form 8-K, dated February 4, 2005

10.	In Item 9.01 of your Form 8-K, dated February 4, 2005, you state that financial statements of Southland Health Services and pro forma information reflecting its acquisition will be filed, by amendment, not later than 71 calendar days after the date of such Form 8-K. However, it appears that no amendment has yet been filed. Please explain supplementally, and file the required financial statements and pro forma information as soon as practicable.

The Company filed the financial information required by Item 9.01 of Form 8-K on September 7, 2006 on Form 8-K/A.

Note Receivable due from previous majority shareholder.

In a telephone call with the Staff on August 15, 2006, the Staff requested additional information regarding promissory notes by Glenn Crawford to the Company’s subsidiary, Emergystat, Inc. The Staff also inquired about the likelihood the Company will collect the obligations evidenced by these promissory notes. The following summary is intended to respond to the Staff’s questions about the promissory notes.

The note receivable was not an item in your comment letter to the Company dated July 13, 2006. However, it was brought to our attention during conference calls with yourself and Mr. Migone since our receipt of the comment letter. Management believes it has been and continues to follow GAAP and the GAAP hierarchy in the reporting of this asset.

Glenn Crawford, the previous Chief Executive Officer and majority shareholder of Southland Health Services, Inc. issued the following promissory notes to Emergystat, Inc., a subsidiary of Southland Health Services, Inc.: (1) a promissory note dated December 31, 2002 issued by Glenn Crawford having an original principal balance of $702,568, (2) a promissory note dated December 31, 2003 having an original principal balance of $1,000,000, and (3) a promissory note dated December 31, 2003 having an original principal balance of $500,000 (each individually, a “Crawford Note,” and collectively, the “Crawford Notes”), Glenn Crawford borrowed, in the aggregate, an original principal amount of $2,202,568 from Emergystat, Inc. (the “Original Borrowings”). The Crawford Notes accrue interest at the prime rate of interest as reported in the Wall Street Journal and are due and payable over the next ten years. Each Crawford Note anticipates that future advances will be made from time to time. Specifically, each Crawford Note provides that “[this note] includes any future funds borrowed by Glenn Crawford. The new debt will be added to the then existing balance.” In addition, the Crawford Notes allow for a right of offset against amounts the Company may owe to Crawford. Prior to the acquisition of Southland Health Services, Inc. by the Company, Mr. Crawford received direct cash loans and directed other payments for his personal benefit. These transactions were recorded as loans to Mr. Crawford in the records of Southland Health Services, Inc. and its subsidiaries.

With regard to the collectibility of the Crawford Notes, Paragraph 4(a) of SFAS No. 5 provides that the collectibility of receivables is a loss contingency. Paragraph 8 of SFAS No. 5 provides further that “[a]n estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met: (a) . . . it is probable that an asset has been impaired. . .; and (b) [t]he amount of the loss can be reasonably estimated.”

Although the Company reviews the collectibility of the Crawford Notes each reporting period, based on Mr. Crawford’s current financial position as of June 30, 2006, the Company believes the Crawford Notes are collectible. Since there is no indication the Crawford Notes have been impaired and no loss amount can be reasonably estimated, the Company believes it has accounted for this asset in accordance with GAAP.

As supplemental information, the Company currently maintains its operations center in Vernon, Alabama for Southland Health Services, Inc. The building is owned by Glenn Crawford. Since the inception of the operations center, prior to the acquisition of Southland Health Services, Inc. by the Company, the monthly rent for use of the facility has been applied to the Crawford Notes. The monthly rent charged is $10,000.

In providing the responses set forth in this letter, the Company acknowledges that:

•    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•    the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (423) 247-9560 or Joseph A. Probasco, Esq., Bush Ross, P.A., at (813) 224-9255.

Sincerely,

/s/ Larry N. Lunan
Larry N. Lunan
President and Chief Executive Officer

cc:	Joseph A. Probasco, Esq.
Bush Ross, P.A.

Terry Kelly, CPA
Pollard Kelley Auditing Services, Inc.